Exhibit 21.1

Corporate Subsidiaries	State or Province of Incorporation

NutriVentures, LLC	Pennsylvania

NutriSystem Media, LLC	Nevada

Nutri/System IPHC, Inc.	Delaware

Slim and Tone, LLC	Pennsylvania

NutriSystem Technology, Inc.	Pennsylvania

NutriSystem International Holdings, Inc.	Delaware

NutriSystem Domestic Holdings, Inc.	Delaware

NutriSystem Canada, ULC	Nova Scotia